November 14, 2017

VIA EDGAR AND FEDERAL EXPRESS

Coy Garrison, Esquire

Bryan Hough, Esquire

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Aspen REIT, Inc.

Amendment No. 1 to Offering Statement on Form 1-A
Filed November 14, 2017
CIK No. 0001694997

Dear Mr. Garrison and Mr. Hough:

On behalf of our client, Aspen REIT, Inc. (the “Company”), we enclose for filing Amendment No. 1 to the Company’s Offering Statement on Form 1-A (“Amendment No. 1”). Amendment No. 1 is marked to show all changes made to the document since the filing of the Offering Statement on Form 1-A on November 13, 2017. The primary changes in Amendment No. 1 are to revise certain operating data shown on pages 19 and 54 of the Offering Statement under the headings “Summary Historical and Pro Forma Financial Operating Data” and “Selected Historical and Pro Forma Financial Operating Data,” respectively. The Company has also revised this operating data in Exhibit 13.2 and has re-filed Exhibit 13.2 in its entirety.

We appreciate the Staff’s review of Amendment No. 1. If you have any questions or further comments on the filing, please contact the undersigned at (212) 878-8514.

Sincerely,

/s/ Devon L. MacLaughlin

cc:	Jeffrey Lewis, Securities and Exchange Commission
Robert Telewicz, Securities and Exchange Commission
Stephane De Baets, Aspen REIT, Inc.
Michael W. Wirth, Aspen REIT, Inc.
Jay L. Bernstein, Clifford Chance US LLP
Andrew S. Epstein, Clifford Chance US LLP
Lawrence A. Rosenbloom, Ellenoff Grossman & Schole LLP